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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                 DLD Group, Inc.
                          -----------------------------
                         (Name of Small Business Issuer)

Delaware                                 13-4116848
--------------------------------         -----------------------------------
(State or Other Jurisdiction of          I.R.S. Employer Identification Number
Incorporation or Organization)

                         50 Broadway, Suite 2300
                           New York, NY  10004
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)

                                 (212) 785-6200
                                  -------------
                           (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act: Common Stock
                                                            $.0001 Par Value
                                                            (Title of Class)

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
DLD Group, Inc.

We have audited the accompanying balance sheet of DLD GROUP, INC. as of April 30, 2000, and the related statements of changes in stockholders' equity and cash flows for the period from April 11, 2000 (date of inception) through April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLD Group, Inc. as of April 30, 2000, and its cash flows for the period from April 11, 2000 (date of inception) through April 30, 2000, in conformity with generally accepted accounting principles.

J.H. Cohn LLP
Roseland, New Jersey
May 4, 2000



                                      -2-

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 INDEX TO EXHIBITS.

EXHIBIT NUMBER                             DESCRIPTION

3.1                               Certificate of Incorporation dated April 11,
                                  2000

3.2                               By-Laws

3.3                               Amendment number 1 to the Bylaws

3.4                               Specimen stock certificate

10.1                              Agreement with Capital Advisory Partners, LLC

10.2                              Lock up agreements

27                                Financial Data Schedule

* Previously filed


SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              DLD GROUP, INC.


                              By: /s/ Patricia A. Meding
                                 -----------------------------------------------
                                      Patricia A. Meding, Director and President


June 1, 2000